May 18, 2006

Eric S. Rosenfeld, CEO
Arpeggio Acquisition Corporation
10 East 53rd Street, 35th Floor
New York, New York 10022

      Re: **Arpeggio Acquisition Corporation**
              Amendment No. 1 to Proxy Statement on
              Schedule 14A
              Filed April 10, 2006
              File No. 000-50781

Dear Mr. Rosenfeld:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Letter to Stockholders</u>

1.   We note the modified statement that plan of merger has been executed by and among Arpeggio, Hill, and "all of the then stockholders of Hill." We also note the additional disclosure throughout the document that there are now additional shareholders other than the signing stockholders. Please revise to clarify if this affects the transaction going forward. Will the additional shareholders have appraisal rights? Did they have knowledge of the merger prior to the exercise of the options? What is the exemption being claimed with respect to the issuance of these securities? We may have further comment.

Notice of Special Meeting of Stockholders

2.   In the penultimate paragraph, please revise, if true, that if shareholders "do not vote or do not instruct [their] broker or bank how to vote," then they will be precluded from converting their shares into a pro rata portion of the trust account.

Summary of the Material Terms of the Merger, page 1

3.   In the sixth bullet point, and elsewhere in the prospectus where similar disclosure is located, clarify that the 12% holdback will be heldback from the 14,500,000 shares being paid as consideration in the merger transaction, and disclose the number of shares that constitutes the holdback amount. In addition, clarify, if true, that the holdback will be applied on a pro rata basis from the shares to be allocated among all of the Hill stockholders.

4.   In the eighth bullet point, provide detail as to the "certain exceptions" to the hill stockholders lock-up agreement.

Questions and Answers, page 2

5.   In the last question and answer that beings on page 5 and continues onto page six, we note that "any . . . written demand of conversion rights must be received by Arpeggio prior to the special meeting." Clarify in the appropriate sections if this means shareholders who intend to vote at the special meeting will be precluded from exercising their conversion rights. Additionally, clarify whether a shareholder vote on any of the other proposals other than on the merger proposal will have any impact on the shareholder's right to seek its conversion rights, and if so, detail how such rights would be impacted.

6.   We note your response to comment four of our letter dated March 22, 2006. In the last question and answer on page six, you disclose that "if the merger is not consummated and if Arpeggio does not otherwise consummate a business combination by June 30, 2006, it will be required to liquidate." In light of your response, please clarify the reference to "otherwise consummate a business combination."

Summary, page 9

7.   Please revise your comparative per share data on page 23 in accordance with Item 14(b)(10) of Schedule 14A.

8.   Please revise to update the market price data disclosed on page 23.

Voting Agreement, page 12

9.   Please provide additional disclosure to discuss whether the voting agreement includes any obligations or agreements with respect to the Signing Shareholders determination to vote in favor of the merger transaction.

Merger Consideration, page 13

10.   Disclose the time period for which the heldback shares are to remain in escrow and briefly describe what actions, if any, must be undertaken by the shareholders in getting their pro rata proportion of the holdback shares returned to them.

Fairness Opinion, page 13

11.   We note the statement in the opinion that "this letter is solely for the information of the Board of Directors of the Company." Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Capitalink's belief that shareholders cannot rely upon the opinion to support claims against Capitalink arising under applicable state law (e.g., the inclusion of an express disclaimer in Capitalink's engagement letter with Arpeggio). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Capitalink would have no effect on the rights and responsibilities of either Capitalink or the board of directors under the federal securities laws. See also the disclosure on page 43.

Interests of Arpeggio Directors and officers in the Merger, page 16

12.   Clarify whether the acquisition of warrants in the open market by Messrs. Rosenfield, Schlemm, and Greenblatt were made in accordance with Rule 10b5-1 and if so, how such compliance was achieved.

Risk Factors, page 24

13.   We note the additional risk factor one. Please revise the narrative to clearly disclose that due the losses in fiscal year 2003 and 2004, it will be difficult for investors to evaluate the combined company's prospects based on past performance.

14.   We note your response to comment 12 of our letter dated March 22, 2006. The risk and harms associated with an economic downturn continue to be those that affect companies in across industries and sizes. We reissue comment 12.

15.   We note the risks disclosed on risk factors five and nine. The disclosed figure of $281 million in backlog does not provide much insight for investors since the contracts can be terminated unilaterally by the clients. Please revise here and where appropriate to discuss recent experience with canceled or modified contracts that have affected the revenue that is earned from the backlog so that investors can better understand and develop expectations about the combined company.

The Merger Proposal, page 36

16.   Disclose the role, if any played by Morgan Joseph in the company's IPO and to the extent applicable, discuss any conflicts of interest that exist with respect to Morgan Joseph where necessary and appropriate.

17.   We note the additional disclosure at the top of page 37. Please revise to clarify how Hill became aware of SPAC's.

18.   In the forth full paragraph on page 37, identify the other target companies discussed by the directors at their November 3, 2005 meeting, and provide discussion as to the nature and extent of discussions with each such potential target.

Satisfaction of 80% Test, page 41

19.   Clarify what is meant by the use of the phrase "[b]ased on the financial analysis of Hill generally used to approve the transaction."

20.   It is not clear how David Boris was aware of Arpeggio. Please revise to clarify.

21.   We note the disclosure here and later on page 60 that Hill engaged Morgan Joseph in connection with a "possible sale . . . or a possible equity financing." Please revise to clarify the extent that a possible sale or equity financing was evaluated. So that your shareholders can fully understand the surrounding circumstances of this transaction, please revise to disclose the factors Hill weighed in deciding between a sale and losing control of the company, equity financing or merger with a shell company whose sole asset is cash.

22.   We note that Mr. Sgro, an employee of Crescendo Advisors II LLC, was involved with your discussions with Hill's management. Please revise to explain Mr. Sgro's role in this transaction. Also clarify if a payment or fees were involved with Mr. Sgro's involvement in additional to the $7,500 per month that was already being paid to Crescendo Advisors.

23.   We note the additional disclosure at the bottom of page 39 that Hill intends to continue its growth "through additional acquisitions." Please revise here to provide

the cross reference to the location of the disclosure that elaborates on the post merger plans for additional acquisitions.

24.   The additional disclosure on pages 40 and 41 does not provide sufficient detail regarding the management's determination that this merger is in the best interest for Hill. Please revise to elaborate on the "financial condition and results of operations" criteria and how such criteria lead to your determination that this transaction is in the best interest of your shareholders. In doing so, elaborate on the "financial factors" that were more appropriate in evaluating Hill.

25.   We note that the board "considered the value of Hill in relation to its growth potential and found it to be attractive when compared to other companies." Please revise to actually discuss the board's process of determining the value of Hill. Disclose the valuation methods the board used, since the disclosure relating to the fairness opinion is not meant as a recommendation, unlike management's.

26.   In connection with the preceding comment, we note your response to comment 20 of our letter dated March 22, 2006. Considering your shareholders are effectively contributing approximately $36 million to receive about 37 percent of the combined company and Hill shareholders will hold at least 63 percent, discuss how the valuation of Hill was fair and in the best interest of your shareholders.

27.   We note your response to comment one of our letter dated March 22, 2006 that you always intended to consider U.S. candidates on an equal basis. Because you did not acquire a Canadian company, revise to clarify if you were able to take advantage of any "favorable environment for making acquisitions," "immature and inefficient market for private companies," and "strong macroeconomic environment" in this proposed transaction.

28.   We note throughout this section and document you refer to Hill's "high potential for future growth and profitability." Please revise to provide an analysis containing quantifiable factors that substantiates the noted claim.

29.   We note the additional disclosure on page 42 that the merger consideration was considered to be "favorable" to your shareholders. Please revise to elaborate on your use of the term favorable in the context of the noted statement and substantiate the claim.

Hill Financial Review, page 45

30.   We note your disclosure of "normalized" EBITDA as a measure of operating performance. Item 10(h) of Regulation S-B prohibits adjusting a non-GAAP measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please describe

fully each of the "non-recurring items of income and expenses," and explain exactly why you believe the exclusion of these items results in a measure that provides a "clearer portrayal" of operations and financial performance. Please revise to eliminate the adjustment of charges and gains included in the non-GAAP measures that are of a recurring nature or are reasonably likely to recur within two years and provide all disclosures required by Item 10(h)(i) of Regulation S-B. In addition, please disclose:

- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure.

Refer to questions 8 and 9 in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website.

Discounted Cash Flow Analysis, page 46

31.   Please explain your basis for projecting additional growth of 5-10% from future acquisitions. We note the results of an acquisition in 2002 are reflected in the historical net revenue of the company for subsequent periods. Explain why you believe it is reasonable to project growth from acquisitions beyond your historical growth. Also, explain your basis for the volume of assumed acquisitions disclosed.

32.   On page 46, we note that Hill has historical net revenue CAGR of 17.6 percent. Please revise to clarify the time frame that was used to arrive at this figure, including a disclosure of the net revenue for those periods.

33.   We note the additional disclosure that the projected increases in EBIT margins is in line with in crease in net revenue and "economies of scale efficiencies." Please revise to discuss the aspect of Hill's business that will benefit from economies of scale.

Comparable Company Analysis, page 47

34.   In the third paragraph, you state Captalink made "normalizing adjustments (which include the exclusion of unusual items and extraordinary expenses and income) to the financial statements of the Comparable Companies." Please revise to fully describe the nature of the adjustments and management's basis for them. Disclose the effect of these adjustments on your presentation of financial measures (or ranges of measures) related to these companies.

35.   On page 47, we note that Hill's management estimates "a steady increase in Hill's margin to 11.2 % in FY2006." Please revise to discuss the basis for Hill's estimates and clarify if those estimates take into account the proceeds to be received from the trust account.

36. It is not clear how the "project comparable companies" are comparable when it is disclosed that their LTM revenue range, size, and services are not comparable. Please revise to clarify and discuss why comparisons using companies of similar size and providing similar ancillary services were not utilized.

37. We note the comparison of projected growth for EBITDA and net income between Hill and the "project comparable companies." Please revise to disclose how the projected figures for the comparable companies were determined and the basis for each.

38. In your disclosure under the caption "project comparable transactions," on page 49, please revise to disclose the actual comparable transactions and discuss how they are comparable.

Material Federal Income Tax Consequences of the Merger, page 50

39. Please clearly state in each section of the document, that this is the opinion of the named counsel regarding the federal income tax consequences in each section where you discuss the tax consequences. In addition, provide a copy of the tax opinion to the staff for review. We may have further comment.

The Merger Agreement, page 52

40. We note the additional disclosure concerning the cash fee that Morgan Joseph will receive. We note that currently a 1.25 percent cash fee is estimated to be $1,250,000. From the economics of the transaction, it appears that all Hill is receiving is the proceeds from the trust account in this transaction. As such, the structure of the fee does not fall in line with the actual economics of the merger. Additionally, because the engagement letter was signed before any introduction with you and was for the purpose of selling the company or raising equity, it is not clear how the cash fee would be so disproportionate to the economics of the actual transactions, which is a receipt of the trust account in exchange for dilution of their ownership. Please revise to clarify.

Liquidation if no business Combination, page 73

41. Please add disclosure indicating, if the business combination is not completed, the procedures for dissolution of the company pursuant to Delaware law. For example, will you comply with Section 280 of the Delaware General Corporation Law, or instead fall under the provisions of Section 281? Will shareholders vote on the dissolution? Also, discuss debtor/creditor rights and any potential bankruptcy proceedings that may result if the business combination is not completed.

42.   Clarify whether all of your contracts with third parties have included waivers that would prevent such parties from having any right to funds from the trust fund. If there are not such waivers, state the amount owed to such third parties by the company. Additionally, discuss indemnification rights or personal guarantees provided by officers, directors or initial stockholders in order to ensure that payments of such third parties will not dissipate the trust fund and discuss the financial ability of such individuals to meet such payment obligations. We may have further comment.

Business of Hill, page 77

43.   Please revise to disclose Hill's website.

44.   It appears from the disclosure that there have been significant increases in your RLRE in the Middle East. Please revise the disclosure on page 80 to discuss any efforts you have undertaken that have cased the shift in the geographic makeup of your RLRE. Also, revise to disclose the countries in the Middle East that you currently have projects or work scheduled to be performed in.

45.   Please revise this section to include a discussion of the regulatory impact on Hill's operations and the combined company's operations. Please refer to Item 101(b)(8) & (9) of Regulation S-B.

46.   We note the disclosure at the bottom of page 80 and the additional disclosure on page 81 concerning Hill's backlog. We note that Hill estimates that approximately 33.8 percent to the backlog at December 31, 2005 will be recognized during 2006. Please revise to disclose the basis for such estimate.

47.   We note the additional disclosure on page 83 concerning the legal proceedings. Please revise to clarify the "limitations" on indemnification that Arpeggio is entitled to.

48.   On page 97, we note the reference to Hill's subsidiaries. Please revise to elaborate on Hill's subsidiaries.

Backlog, page 80

49.   In response to prior comment 48, you state you have disclosed funded backlog in the discussion of backlog and MD&A. However, funded backlog is not disclosed on pages 80 or 98. Please advise. Given the absence of disclosure of funded backlog, disclose the amount of backlog based on the maximum amount of ID/IQ contracts, the amount from unfunded task orders, and the amount attributable to unexercised option years. Explain why you believe using management's estimate of future sales under these contracts results in useful information for the investor. Also, provide detailed discussion describing management's basis for these projections.

Hill's Management's Discussion and Analysis of Financial Condition, page 85

Results of Operations, page 87

50.   We note a substantial portion of the increase in revenue is due to increases in Middle East revenue. Please revise to discuss any efforts made to "obtain new work" in the noted area.

51.   Please provide more information about the nature and sources of new work and how the company has obtained the $11 million in new work in the Middle East.

52.   We note that gross profit as a percentage of RLRE increased due to more efficient overseas operations. Disclose those changes that lead to the efficiency and clarify if this will lead to a recurring high percentage of gross margins.

53.   We note the additional disclosure concerning Stanley Baker Hill. Please revise to clarify if they are controlled by agreements.

Liquidity and Capital Resources, page 94

54.   Please explain why fourth quarter revenues are greater than average revenue per quarter, and whether the company's business is seasonal.

55.   We note that the credit facility is collateralized by certain of Hill's assets and is guaranteed by Hill's principal stockholder. Please revise to identify the stockholder and clarify if such person will continue to guarantee credit facilities on behalf of the combined entity.

56.   We note the disclosure that if the merger is not consummated that there is "substantial doubt about its [Hill's] ability to continue as a going concern." Please revise elsewhere as appropriate how this aspect of Hill is considered when management evaluated Hill's "financial condition" as disclosed in preceding sections of this document.

Beneficial Ownership of Securities, page 109

57.   Please revise to disclose the natural person that is considered the beneficial owner of the shares owned by Sapling, LLC.

Certain Relationships and Related Transactions, page 112

58.   We note your response to comment 68 of our letter dated March 22, 2006. We were not able to locate the disclosure of the reimbursements made to your initial shareholders.

59.   We note your response to comment 69 of our letter dated March 22, 2006. Please revise to clarify how Hill will terminate the guaranty by Hill of Mr. Richter's personal loan. Disclose the amount of the personal loan that is outstanding. Also, in the event the advances are not repaid, clarify if this term of the agreement may be waived by you in order to consummate the merger.

Financial Statements

Note 11 – Stock Options, page F-22

60.   The volatility used to value stock options was calculated using the historical volatility of an industry sector index. Explain why management used an index, rather than, for example, the average volatility of one or more similar companies. Because of the effects of diversification that are present in an industry sector index, it is not appropriate to use its volatility for the expected volatility of your share price as an assumption in a valuation model. Please refer to question 6 of SAB Topic 14 and paragraph A22 of SFAS 123R.

Note 19 – Contingencies, page F-28

61.   Even though not specifically described as a direct guarantee by Hill, please provide the information specified in paragraph 13 (b) to (d) of FIN 45 for the commitment for the principal shareholders' personal loan to a bank.

Closing Comments

As appropriate, please amend your filing and respond to theses comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Maureen Bauer at (202) 551-3237 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386, or Mike Karney, who supervised the review of your filing, at (202) 551-3847 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: David Miller, Esq.
       Fax (212) 818-8881